

June 20, 2025

Rakuyo Otsuki
Chief Executive Officer
TryHard Holdings Ltd
541-0056, 2 Chome 5-19
Kyutaromachi
Chuo Ward, Osaka
Japan

> **Re: TryHard Holdings Ltd**
> **Registration Statement on Form F-1**
> **Filed June 3, 2025**
> **File No. 333-287751**

Dear Rakuyo Otsuki:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
Risk Factors, page 11

1. Include a risk factor to address the impacts that the resale offering could have on the trading price of your Ordinary Shares and your listing status. For example, disclose the discounted value at which the resale shareholders acquired their shares and that they may therefore be willing to accept a lower sales price, and highlight the relative sizes of the resale offering and the IPO. Please also clarify here and in the plan of distribution disclosure at page Alt-5 whether the resale shares will be subject to any form of lock-up or leak-out arrangements.

Resale Prospectus

2.   Revise to povide all China-based issuer disclosure included on the IPO prospectus cover page on the resale prospectus cover page.

3.   We note that you are seeking to register a resale offering that is over six times the size of the IPO. Please explain to us why you are registering the resale offering at this time, and provide your analysis as to why you believe the resale is properly characterized as a secondary offering, rather than an indirect primary offering on behalf of the issuer. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: R. Joilene Wood